October 11, 2024

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Juan Grana and Ms. Margaret Sawicki

Re: Safety Shot, Inc.

Registration Statement on Form S-3

Submitted September 24, 2024

File No. 333- 282315

Dear Mr. Juan Grana and Ms. Margaret Sawicki:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated October 7, 2024 (the “Comment Letter”) relating to the registration statement on Form S-3, which was submitted to the Commission by Safety Shot, Inc. (the “Company” or “we”) on September 24, 2024.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Registration Statement on Form S-3/A (the “Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Registration Statement on Form S-3

Prospectus Summary, page 3

1.	We note your disclosure on page 4 that “research studies will be carried out addressing dose, ingredient selection and efficacy across multiple indications to help bolster product development and product offerings.” Please revise to briefly discuss these future research studies.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see page 4 of the Registration Statement for details.

2.

We note your disclosure on page 4 that you “have conducted extensive research and experimentation involving a substantial number of volunteers under the influence of alcohol” and that you “have recently completed [y]our clinical trials of the Safety Shot Dietary Supplement which have shown a statistically significant reduction in the BAC of the participants.” Please revise to discuss these studies and clinical trials in further detail. In particular, please disclose the date(s) and location(s) of the studies and trials, the sponsor(s), the number of participants, including how participants were selected, the results of the studies and trials, including how results were measured, key assumptions, any serious adverse events, and whether statistical significance was demonstrated, including supporting p-values, as appropriate. Please also disclose whether any of the parties involved, including the sponsors in the studies and/or trials, are affiliates or partners of Safety Shot.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see page 4 of the Registration Statement for details.

3.	We note your statement on page 6: “As of the date hereof, the Company owns five patents, including the patent (US 9,186,350 B2) and patent (US 10,028,991 B2) for the composition of the Safety Shot Dietary Supplement used for minimizing the harmful effects associated with alcohol consumption by supporting the metabolism of alcohol.” Please revise to disclose the specific products, product groups and technologies to which such patents relate, whether the patents are owned or licensed, the type of patent protection, expiration dates for such patents on an individual basis and the jurisdiction covered by each patent.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see page 6 of the Registration Statement for details.

Incorporation Of Certain Information By Reference, page 18

4.	Please revise to incorporate by reference all of the current reports on Form 8-K required pursuant to Item 12(a)(2) of Form S-3.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see page 18 of the Registration Statement for details.

General

5.	Please revise your disclosures to clearly discuss the securities being registered for resale on this registration statement, including the 1,098,029 previously issued shares of common stock and the 800,000 shares of common stock issuable upon the exercise of common stock purchase warrants. In particular, please discuss the transactions pursuant to which these securities were issued, and file the applicable transaction documents as exhibits to this registration statement. We note your disclosure on page 9 that common stock was issued to Todd Gibson pursuant to a securities purchase agreement dated September 20, 2024, your disclosure on page 12 that common stock options were issued to Wall and Broad Capital pursuant to a stock option agreement dated September 6, 2024, and your disclosures on page 13 that you entered into loan agreements on April 20, 2022 with Greentree and L&H pursuant to which you sold warrants, and that on January 19, 2023, you entered into a PIPE agreement with certain purchasers.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see page 5 of the Registration Statement for details. We have added or cross-referenced the applicable transaction documents as exhibits.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Arthur Marcus, Esq. of Sichenzia Ross Ference Carmel LLP at (212) 930-9700.

Very truly yours,

By:	/s/ Jarrett Boon
Name:	Jarrett Boon